

hypothes.is



Dan Whaley · 2nd
Founder, CEO Hypothesis
San Francisco, California, United States · Contact info
500+ connections

6 mutual connections: Jake Suggs, Jeff Dion, and 4 others

Connect   More

 Hypothes.is

University of Illinois Urbana-Champaign

About
I make the impossible real.

Launched the online travel industry in 1994, with the first SaaS company, GetThere. Now founder of Hypothesis, bringing conversation to all knowledge.

Activity
2,614 followers

+ Follow

Dan Whaley reshared a post · 4d

Dan Whaley commented on a post · 2w
Dave-- I love your regular updates. Keep em coming.

10   2 comments

Show all activity →

Experience

 **Founder, CEO**
Hypothes.is · Full-time
Feb 2011 - Present · 11 yrs 5 mos
San Francisco, CA

We've created an open source platform for the collaborative discussion, critique and linking of the world's knowledge. Our goal is to facilitate better access to the world's expertise as a resourc ...see more

 **Chairman**
BTP Automation · Full-time
Nov 2019 – Present · 2 yrs 8 mos

When Bruce and I launched the online travel industry in 1994, our goal was to automate booking so that everyone could do it for themselves. Now, most everyone does: Mission accomplished. A few ...see more

 **Co-founder, Board Member**
Invest in Open Infrastructure · Full-time
Nov 2018 – Present · 3 yrs 8 mos
San Francisco, California, United States

Those of us running projects in open source, open knowledge infrastructure convened the Joint Roadmap for Open Science Tools in October of 2018 (jrost.org). At that conference, we outlin ...see more

 **Founding Board Member**
Getaround
Jun 2009 - Present · 13 yrs 1 mo

Getaround was conceived and launched as the class project of my students (led by Sam Zaid and Jessica Scorpio) at Singularity University in 2009. They are now the clear leader in the peer-t ...see more

 **Lead Investor, Board Member**
Sauce Labs Inc
Mar 2009 - Jan 2017 · 7 yrs 11 mos

Take Selenium, the world's first open source functional testing platform, the developers who built it (including the guy that implemented it at google), and bring it to the cloud, with a rich set of ɛ ...see more

Show all 10 experiences →

Education

 **University of Illinois Urbana-Champaign**
BA, English, Photography
1986 - 1990

Skills

Entrepreneurship

 Endorsed by Sunil Paul and 16 others who are highly skilled at this

 Endorsed by 2 colleagues at Getaround

























99+ endorsements

Start-ups

Endorsed by Sunil Paul and 7 others who are highly skilled at this

Endorsed by 2 colleagues at Hypothesis

90 endorsements

E-commerce

Endorsed by Kelly Martin who is highly skilled at this

Endorsed by 8 colleagues at GetThere

60 endorsements

Show all 32 skills →

Recommendations

Received Given

Nicole Etienne · 3rd
Owner, Etienne Art and Arts and Crafts Consultant
April 29, 2014, Dan was Nicole's client

Dan is a trustworthy and poetic genius...

Eric Sirkin · 3rd
Chairman Of The Board at The Lone Soldier Center in memory of Michael Levin
March 29, 2011, Eric worked with Dan but on different teams

I first met Dan in December 1999 while he was CTO and interim VP Engineering at Internet Travel Network, the company that he co-founded. We collaborated frequently after I came on board the company and soon after became personal friends.

...see more

Lewis Rothstein · 3rd
Professor at University of Rhode Island
March 25, 2011, Lewis worked with Dan on the same team

Dan and I worked closely and constantly for approximately the past 3 years for establishing a team of pre-eminent ocean scientists and international policy experts dedicated to sequestering carbon, so critical to the health of our planet, via ocean physical and biogeochemical processes. Dan is a leader by example, which for a non-scientist is quite remarkable amongst this austere group of senior s ...see more

Show all 7 received →

Languages

Spanish

Tibetan

Interests

Influencers Companies Groups Schools

Jason Calacanis · 2nd
Entrepreneur, Angel Investor, Author
640,620 followers
+ Follow

Dan Ariely · 2nd
I do research in behavioral economics and try to describe it in plain language. These findings have enriched my life, and my hope is that they will do the same for you.
385,679 followers
+ Follow

Show all 3 influencers →

Causes

Politics • Education • Environment • Human Rights • Science and Technology • Civil Rights and Social Action